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                         [Letterhead of Diane N. Ledger]

May 5, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Pacific Select Exec Separate Account of Pacific Life Insurance Company CIK 0000832908
     Request for Withdrawal of Amendment to Registration Statement on Form N-6 File Nos. 333-102902 and 811-05563

Ladies and Gentlemen:

On behalf of Pacific Life Insurance Company and Pacific Select Exec Separate Account ("Registrant"), we are requesting withdrawal of an Amendment to the Registration Statement on Form N-6 for Pacific Select Performer 500 Flexible Premium Variable Life Insurance Policy ("Performer 500") pursuant to the Securities Act of 1933 ("1933 Act") and Rule 477A thereunder, as well as the Investment Company Act of 1940 ("1940 Act"). The Securities and Exchange Commission has not declared the above-captioned Registration Statement effective under the 1933 Act. Although the registrant intended to file the Amendment as Pre-Effective Amendment No. 1 to the Registration Statement for Performer 500, which is funded by the Separate Account, it was inadvertently submitted electronically to the Securities and Exchange Commission ("SEC) as a post-effective amendment, Form Type 485BPOS. This submission was made by Registrant and received and accepted by the SEC on April 25, 2003. The Accession Number for this incorrect submission is 0001017062-03-000932. No securities have been sold in connection with Performer 500.

Pre-effective Amendment No. 1 to the Registration Statement on Form N-6 for Performer 500 was resubmitted electronically under the 1933 Act and the Investment Company Act of 1940 on Form Type N-6/A on May 1, 2003. The submission was received and accepted by the SEC on that same date. The Accession Number for Pre-effective Amendment No. 1 is 0001017062-03-001040.

Please accept our sincere apologies for any inconvenience we have caused you. If you have any questions or comments with respect to this filing, please contact Jeffrey S. Puretz at (202) 261-3358 or Diane N. Ledger (949) 219-3743.

Very truly yours,

/s/ DIANE N. LEDGER

Diane N. Ledger

cc. J. Puretz, Esq.